Exhibit 99.1

Ayr Wellness Announces 48th Florida Dispensary Opening in Longwood

MIAMI, June 23, 2022 - Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator (MSO), today announced the opening of its 48th Florida dispensary, located in Longwood, a northeastern suburb of Orlando.

The new dispensary spans 2,300+ sq. ft. of retail space, including an active drive-thru station. Product offerings will include Ayr’s full line of concentrates, edibles, vapes, and a growing selection of high-quality flower, including the recently launched Kynd whole premium flower and Later Days whole flower.

“We’re excited to continue our expansion in Florida, celebrating our 48th store opening,” said Jonathan Sandelman, Founder, Chairman and CEO of Ayr. “Since acquiring Liberty Health Sciences just last year, we have added 17 new stores across the state and provided more choice to the market via the introduction of a wide selection of products from our national brand portfolio. We will continue to grow our presence during the second half of this year.”

In February 2021, Ayr purchased Florida-based Liberty Health Sciences (“LHS” or “Liberty”), which included 31 dispensaries across the state. Since then, the Company has opened 17 additional locations. The Company is in the process of relocating its Dania Beach dispensary, which is expected to re-open in early-July.

In 2021, Ayr relocated its U.S. headquarters from New York City to Miami, underscoring the Company’s commitment to the region. Florida has ~730,000 patients enrolled in its medical marijuana program as of June 17, 2022, per Florida OMMU. Florida’s cannabis market ranks fourth in the nation by total legal cannabis sales, per BDSA, and generated over $1.8 billion in medical cannabis revenue in 2021. BDSA expects Florida’s legal cannabis market to generate $3.4 billion per year by 2026.

For more information about Ayr Wellness or to locate your nearest dispensary, please visit https://ayrwellness.com.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained; laws or the interpretation, administration or enforcement thereof may change; differing regulatory requirements across states may prevent Ayr from achieving economies of scale; favorable locations may be restricted or difficult to obtain; acquisitions may not be able to be completed on satisfactory terms or at all, or if completed may not be successful; the enforcement of contracts may be restricted; scientific research regarding cannabis is still in its early stages and is subject to change as further research is completed; the inherent risks of an agricultural business; cyber-security, transportation, recall, product liability and litigation related risks; and Ayr may not be able to raise additional debt or equity capital if required. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions and acquire desirable retail sites on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames.

Estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About Ayr Wellness Inc.

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator. Based on the belief that everything starts with the quality of the plant, the Company’s mission is to cultivate the finest quality cannabis at scale and deliver remarkable experiences to its customers every day.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they serve. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA
Elevate IR

T: (720) 330-2829

Email: IR@ayrwellness.com